UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION

PAGE NO.
FINANCIAL STATEMENTS & SCHEDULES

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Plan Benefits December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004	4

Notes to Financial Statements	5

Schedule I: Form 5500, Schedule H, Line 4i:
Schedule of Assets (Held at End of Year) December 31, 2005	12

Schedule II: Form 5500, Schedule H, Line 4j:
Schedule of Reportable Transactions for the year ended December 31, 2005	28

EXHIBITS

Exhibit Index	29

Consent of Independent Registered Public Accounting Firm	30
Consent of KPMG LLP
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: June 29, 2006	By:	/s/ Gregory F. Greene
Gregory F. Greene
Senior Vice President and Chief Human Resources Officer, Plan Administrator

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Ryder System, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 15, 2006
Miami, Florida
Certified Public Accountants

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004

	December 31
	2005	2004
Assets
Investments:
Short-term money market instruments	$755,143	$2,276,934
Investment contracts, at contract value	164,049,848	164,781,490
Mutual funds	425,823,622	375,818,811
Ryder System, Inc. Common Stock Fund	84,231,729	108,968,935
Participant loans receivable	27,325,149	27,668,817

Total investments	702,185,491	679,514,987
Receivables:
Employer contributions	3,376,730	7,892,949
Participant contributions	437,215	167,264

Total receivables	3,813,945	8,060,213

Total assets	705,999,436	687,575,200

Liabilities
Due to broker for securities purchased	945,971	4,565,546

Net assets available for plan benefits	$705,053,465	$683,009,654

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Years ended December 31
	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$11,659,742	$65,585,539
Dividends	11,934,277	6,364,485
Interest	8,142,732	8,478,552

Net investment income	31,736,751	80,428,576

Contributions:
Employer	9,658,806	17,017,325
Participants	37,778,692	36,010,367

Total contributions	47,437,498	53,027,692

Total additions	79,174,249	133,456,268

Deductions from net assets attributed to:
Distributions to plan participants	56,864,624	60,115,273
Administrative expenses	265,814	327,139

Total deductions	57,130,438	60,442,412

Net increase	22,043,811	73,013,856

Net assets available for plan benefits:
Beginning of year	683,009,654	609,995,798

End of year	$705,053,465	$683,009,654

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of five persons appointed by Ryder System, Inc.’s Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility. Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of Ryder System, Inc. (the Company) and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.
Contributions. Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $14,000 for 2005 and $13,000 for 2004 or c) such other amount as shall be determined by the Plan Administrator from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $4,000 in addition to the IRS limit of $14,000 for the year ended December 31, 2005 and $3,000 in addition to the IRS limit of $13,000 for the year ended December 31, 2004. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of seventeen investment options and may transfer among funds on a daily basis.
If a participant meets certain requirements related to employment date, age, and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Company may make a variable contribution for salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, a wholly-owned subsidiary of the Company. This variable contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Ryder System, Inc. Retirement Committee.
For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2005 and 2004, employer contributions were reduced by $435,176 and $435,298 respectively, from forfeited nonvested accounts. At December 31, 2005, forfeited nonvested accounts available to reduce future employee contributions totaled $45,090.
Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.
Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Distributions. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2005 and 2004, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $432,053 and $376,170, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
2. Rescission Offer
In May 2006, the Company initiated a registered offer to rescind up to 243,700 shares of Ryder System, Inc. common stock purchased by participants pursuant to the Plan from June 1, 2005 through May 12, 2006. The Company is making the registered rescission offer because these shares were not properly registered with the Securities and Exchange Commission due to an inadvertent administrative error. Pursuant to the registered rescission offer, which expires on July 6, 2006, the Company is offering to repurchase any shares issued to Plan participants during such time at the price the participant paid for such shares, plus interest; provided that the amount the participant paid, plus interest, is more than the current market value of the shares. Additionally, the Company is offering to reimburse those participants who have bought and sold shares for a loss during that time for the amount of the loss realized upon such sale, plus interest. The Plan Administrator does not believe that the rescission offer will have a material impact on the financial statements of the Plan.
3. Summary of Significant Accounting Policies
Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (“GICs”) are stated at contract value (Note 5). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.
Investments in synthetic GICs are also stated at contract value. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset (or pro-rata pool of assets) and the contract value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.
The Ryder System, Inc. Common Stock Fund (RCS Fund) is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.
Payment of Benefits. Benefits are recorded when paid.
Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2005 or 2004:

	2005	2004
Ryder System, Inc. Common Stock Fund	$84,231,729	$108,968,935
Fidelity Equity-Income Fund	65,413,367	63,876,176
Putnam Voyager Fund A	68,712,913	74,255,756
Fidelity Contrafund	82,649,511	67,117,433
Fidelity Diversified International Fund	55,555,877	44,030,336
Fidelity Growth Company Fund	43,074,833	37,681,174
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Mutual Funds	$25,946,516	$30,148,712
Ryder System, Inc. Common Stock Fund	(14,286,774)	35,436,827

	$11,659,742	$65,585,539

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
5. Investment Contracts with Insurance Companies
The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings at crediting interest rates which reset quarterly, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 4.3% and 4.6% in 2005 and 2004, respectively. The crediting interest rates for the investment contracts as of December 31, 2005 and 2004 were 4.1% and 4.3%, respectively. At December 31, 2005 and 2004, the fair value of the underlying assets of the synthetic GICs and the value of the related “wrapper” contracts were $162,650,335 and $1,399,513, respectively and $167,354,509 and $(2,573,019), respectively. The Plan had no traditional GICs at December 31, 2005 or 2004.
6. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across seventeen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.
7. Plan Transfers
There were no transfers into or out of the Plan during 2005 or 2004.
8. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (2,035,212 and 2,259,004 shares at December 31, 2005 and 2004, respectively) and recorded dividend income, net realized gains on sale and net unrealized appreciation/(depreciation) in value of these securities.
Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $265,814 and $327,139 for the years ended December 31, 2005 and 2004, respectively.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
9. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
10. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59½, then certain special tax rules may be applicable.
11. Reconciliation of Financial Statements to Forms 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$705,053,465	$683,009,654
Deemed distributions of participant loans	(335,697)	—
Amounts allocated to withdrawing participants with balances less than $5,000 reflected as payable	(432,053)	(376,170)

Net assets available for benefits per the Form 5500	$704,285,715	$682,633,484

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
For purposes of the financial statements, the investment in the Ryder System, Inc. Common Stock Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2005
Distributions to participants per the financial statements	$56,864,624
Add: Amounts allocated to withdrawing participants with
balances less than $5,000 at December 31, 2005	432,053
Deemed distributions of participant loans	335,697
Less: Amounts allocated to withdrawing participants with
balances less than $5,000 at December 31, 2004	(376,170)

Benefits paid to participants per the Form 5500	$57,256,204

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.
12. New Accounting Pronouncements
FASB Staff Position (“FSP”) AAG INV-1 and AICPA Statement of Position (“SOP”) 94-4-1.
SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined-Contribution Pension Plans (“SOP 94-4”) is amended by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and the Defined Contribution Health and Welfare Pension Plans (“FSP AAG INV-1 and SOP 94-4-1”). The financial statement presentation and disclosure guidance in paragraphs 8-11 of FSP AAG INV-1 and SOP 94-4-1 is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit-responsive in paragraph 7 of FSP AAG INV-1 and SOP 94-4-1 shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. If comparative financial statements are presented, the guidance in FSP AAG INV-1 and SOP 94-4-1 shall be applied retroactively to all periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then provisions of SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

Fidelity Short-Term Interest Fund*	$755,143

INVESTMENT CONTRACTS:

Synthetic Guaranteed Investment Contracts:

Various
AESOP03-3 2.75% 7/07	323,097
AIG SUNAMERICA 5.1 1 144A	102,510
ANZ NATL INTL4.265 5 144A	475,761
ARGF 05-1 A1 4.02% 4/09	392,322
ARGF 05-2 A1 4.54% 5/09	321,344
AT&T WIRELESS 7.875 3/01/	424,873
AXA FINL INC 7.75 8/01/10	279,199
ACCR 03-2 A1 4.23% 10/33	139,955
ACCR 03-3 A1 4.46% 12/33	131,030
ACE 03-HS1 M1 1ML+75 6/33	25,139
ACE 03-HS1 M2 1ML+175 6/3	25,397
ACE 03-NC1 M1 1ML+78 7/33	50,301
ACE 03-HE1 M1 1ML+65 11/3	55,210
ACE 04-FM1 M1 1ML+60 9/33	41,374
ACE 02-HE1 M1 1ML+65 6/32	57,358
AIFUL 4.45 2/16/10 144A	414,141
AIFUL CORP5 8/10/10 144A	291,958
ALLIANCE CAPTL 5.625 8/15	681,882
ALLSTATE 2.5% 6/20/08	47,265
ALLTEL CORP4.656 5/17/07	585,676
AMERICA MOVIL 4.125 3/1/0	295,725
AGFC SR MTN 2.75% 6/15/08	14,219
AGFC SR MTN 4.625 9/01/10	308,150
AGFC SR MTN 4.625 5/15/09	293,782
AMER GENL FIN 3.875 10/1/	120,933
AGFC SR MTN 4.875 5/15/10	244,422
AMER HOND MED4.25 3/ 144A	430,498
AMCAR 03-CF A4 3.48% 5/10	237,821
AMCAR 04-1 B 3.7 1/09	19,783
AMCAR 04-1 C 4.22% 7/09	19,769
AMCAR 04-CA A4 3.61% 5/11	78,264
AMCAR 04-DF A4 3.43 7/11	199,116
AMCAR 05-1 A3 4.26% 5/09	119,412
AMCAR 05-BM A3 4.05 2/10	237,445
AMCAR 05-CF A4 4.63 6/12	368,860
AMCAR 05-DA A3 4.87 12/10	311,033
AMSI 03-3 M1 1ML+80 3/33	50,286
AMSI 04-R2 M1 1ML+43 4/34	35,032
AMSI 04-R2 M2 1ML+48 4/34	25,023

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
AMERIPRISE FINL 5.35 11/1	136,687
ABSHE 03-HE5 A2B 4 8/33	12,357
ABSHE 04-HE3 M1 1ML+54 6/	50,300
ASSOCIATES 6.875 11/15/08	74,305
ASSOC-NA GLBL 6.25 11/01/	193,564
ANZ 7.55% 9/15/06	98,861
BTM CURACAO 4.76 7/2 144A	110,227
BACM 00-2 A2 7.1975 9/32	108,008
BACM 04-6 XP CSTR 12/42	42,491
BACM 05-1 A2 4.64% 11/42	364,008
BACM 2003-2 A2 4.342 3/41	337,400
BACM 03-2 XP CSTR 3/41	42,405
BACM 04-2 A2 3.52% 11/38	260,019
BACM 04-2 A3 4.05% 11/38	249,530
BACM 04-2 XP CSTR 11/38	41,953
BACM 05-3 A3B CSTR 7/43	283,861
BACM 05-3 XP CSTR 7/43	92,286
BACM 04-4 A3 4.128% 7/42	175,417
BACM 05-4 A1 4.432 7/45	221,596
BACM 04-5 XP CSTR 11/41	62,396
BACM 05-4 XP CSTR 7/45	26,440
BACM 05-5 A1 4.716 8/10	303,348
BACM 05-5 XP CSTR 10/45	33,219
BACM 05-6 A1 5.001 9/47	181,146
BANKAMER GLBL 7.4 1/15/11	73,817
BONY INC 4.25%/3ML 9/4/12	185,683
BONY 3.4/3ML+148 3/15/13	581,407
BOIT 04-B2 B2 4.37% 4/12	392,901
BALL 05-ESHA X1 CSTR 7/20	113,348
BNK OF TOKYO MIT GL8.4 4/	513,307
BANKAMER 6.25 4/01/08	10,437
BAYC 04-1 A 1ML+36 4/34	152,784
BAYC 04-2 A1 1ML+43 8/34	161,090
BAYC 04-2 M1 1ML+58 8/34	50,959
BSCMS 04-ESA A3 4.741 5/1	382,603
BSCMS 04-ESA B 4.888 5/16	164,735
BSCMS 04-ESA C 4.937 5/16	99,994
BSCMS 04-ESA D 4.986 5/16	40,059
BSCMS 04-ESA E 5.064 5/16	115,452
BSCMS 04-ESA F 5.182 5/16	30,129
BSCMS 04-PWR5 X2 CSTR 7/4	53,199
BSCMS 04-T16 X2 CSTR 2/46	33,483
BSCMS 03-PWR2 X2 CSTR 5/3	62,887
BSCMS 03-PWR2 A3 4.83 5/3	118,944
BSCMS 2003-T12 X2 8/13/39	61,642
BSCMS 04-PWR6 X2 CSTR 11/	33,482
BSARM 05-6 1A1 CSTR 8/35	423,640
BSCMS 05-PWR9 A1 4.498 9/	351,492
BSCMS 05-PWR9 X2 .4057 9/	142,863
BSCMS 05-T20 A1 4.94 10/4	295,640

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
BSABS 04-BO1 M2 1ML+75 9/	100,920
BSABS 04-BO1 M3 1ML+105 9	70,642
BSABS 04-BO1 M4 1ML+120 9	60,840
BSABS 04-BO1 M5 1ML+140 9	55,166
BELLSOUTH GLBL 4.2 9/15/0	221,344
BERKSHIRE HATHAWAY 3.4 7/	308,632
BRHEA 05-4 A5 4.91 12/40	305,666
BRITISH GBL 8.125/8.375 1	508,227
CDCMC 03-HE3 M1 1ML+70 11	70,833
CITEC 05-VT1 A3 4.12 8/08	262,968
CITEC 05-VT1 A4 4.36 11/1	54,497
CIT GROUP3.65 11/23/07	402,378
CIT GROUP INC 5% 11/24/08	115,545
CNH 05-A A4B 4.29% 6/12	158,025
CNH 05-B A3 4.27 1/10	327,148
CNH 05-B B 4.57 7/12	103,448
COMM 02-FL7 D 1ML+57 11/1	16,085
COMM 05-C6 A2 CSTR 6/44	325,331
COMM 05-C6 XP CSTR 6/44	41,041
CWL 04-3 M1 1ML+50 6/34	50,147
CWL 04-4 A 1ML+37.5 8/34	48,804
CWHL 02-25 2A1 5.5 11/17	88,949
CWHL 02-32 2A3 5% 1/18	9,202
CIBC# YCD 4.375 7/28/2008	203,719
CARAT 04-1 A4 2.64 11/08	165,220
CAPITAL ONE MTN 4.25 12/1	98,036
COAFT 04-A A3 3.07 7/08	287,739
COAFT 04-B A3 2.96% 4/09	188,120
COAFT 05-A A3 4.28 7/09	268,223
COAFT 05-C A3 4.61 7/10	154,627
COAFT 05-C A4A 4.71 6/12	154,367
COAFT 05-D A3 4.81 3/10	155,587
COMET 03-A4 A4 3.65% 7/11	62,238
COMET 04-B5 B5 3.7 5/10	383,573
COMET 04-B6 B6 4.155 7/12	297,204
COPAR 2003-2 A4 2.88 6/10	211,212
CFAT 05-A B 4.27 4/11	265,459
AESOP05-1A A1 3.95% 4/08	195,956
CDTIM 05-1A A1 4.67 5/17	130,959
CHAIT 05-B2 B2 4.52 12/10	1,619,580
CHUBB CORP4.934 11/16/07	593,252
CHUBB CORP3.95% 4/01/08	242,196
CITIGROUP3.5% 2/01/08	182,806
CCCIT 04-A4 3.2% 8/09	325,220
CCCIT 05-B1 B1 4.4 9/10	434,199
CGCMT 04-C2 XP CSTR 10/41	41,759
CGCMT 05-EMG A2 4.2211 9/	121,596
COMM 99-1 A2 6.455 5/32	726,496
COMM 04-LBN2 X2 CSTR 3/39	15,378
COMM 04-CNL A2 1ML+30 9/1	105,301

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
COMM 04-CNL X1 CSTR 9/14	20,081
COMM 04-CNL B 1ML+40 9/14	50,128
COMM 04-CNL D 1ML+64 9/14	15,039
COMM 04-CNL E 1ML+70 9/14	20,058
COMM 04-CNL F 1ML+80 9/14	15,043
COMM 04-HTL1 B 1ML+45 7/1	6,802
COMM 04-HTL1 D 1ML+55 7/1	15,882
COMM 04-HTL1 E 1ML+75 7/1	11,335
COMM 04-HTL1 F 1ML+80 7/1	11,342
COMM 04-LB4A XP CSTR 10/3	99,142
COMM 05-LP5 A2 4.63 5/43	306,011
COMM 05-LP5 XP CSTR 5/43	38,559
CMAC 98-C2 B CSTR 9/30	439,463
CMAT 99-C1 A3 6.64 1/32	89,211
CONS NATURAL 5.375 11/01/	202,357
CONSTELATION EC 6.35 4/01	319,821
CONSTELATION EN 6.125 9/0	152,571
COSTCO WHL CRP5.5 3/15/0	132,869
COUNTRYWIDE HOM 5.625 5/1	385,962
CSFB 97-C2 A2 6.52 1/35	4,723
CSFB 99-C1 A2 7.29 9/41	630,152
CSFB 01-CK3 A3 6.4 6/34	157,352
CREDIT SUISSE 4.875 8/15/	282,933
CSFB 03-C3 ASP CSTR 5/38	179,987
CSFB 03-C5 A3 4.429 12/36	268,079
CSFB 03-C4 A3 CSTR 8/36	157,819
CSFB 03-C4 ASP CSTR 8/36	36,283
CSFB 03-C5 ASP CSTR 12/36	66,311
CSFB 04-C1 ASP CSTR 1/37	72,001
CSFB 04-C4 ASP CSTR 10/39	55,472
CSFB 04-FRE1 M3 1ML+65 4/	160,155
CSFB 04-HC1A A2 1ML+50 12	40,092
CSFB 04-HC1A B 1ML+75 12/	115,278
CSFB 04-C3 ASP CSTR 7/36	95,000
CSFB 05-FIX1 A2 4.31 5/35	256,064
CSFB 05-C1 ASP CSTR 2/38	45,403
CSFB 05-C4 ASP CSTR 8/38	107,963
CSFB 05-C2 ASP CSTR 4/37	58,398
CCI 05-1A B 4.878% 6/35	131,766
CCI 05-1A C 5.074% 6/35	120,354
DLJCM 98-CG1 A1B 6.41 6/3	157,666
DLJCM 99-CG1 A1B 6.46 3/3	308,600
DLJCM 99-CG2 A1B 7.3 6/32	96,733
DLJCM 99-G3 A1A 7.12 10/3	99,341
DLJCM 00-CF1 A1A 7.45 6/3	219,771
DLJCM 00-CF1 A1B 7.62 6/3	247,006
DAIMLERC NA MTN 3ML+48 9/	165,500
DCAT 04-C A3 2.98% 8/08	385,014
DCX 6.4 5/15/06	151,971
DAIMLER CHRYSLR 4.75 1/15	121,534

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
DEERE JOHN CAP3.9 1/15/0	79,872
JOHN DEERE MTN D 4.375 3/	255,475
DRT 00-1A A2 6.971% 3/10	209,854
DONNELLEY RR 3.75% 4/1/09	679,491
DRIVE 05-1 A3 3.75% 4/09	128,394
DRIVE 05-3 A3 4.99 10/10	341,237
DUKE ENERGY 3.75% 3/05/08	247,181
ENCANA CORP4.6% 8/15/09	100,663
EXELON GEN GLBL 6.95 6/15	351,431
FPL GROUP7.625% 9/15/06	150,895
FPL GROUP5.551% 2/16/08	192,966
FHLM ARM 4.889 3/3 847126	12,680
FHLM ARM 4.314 12/ 1B2670	41,701
FHLM ARM 4.106 12/ 1B2699	17,882
FHLM ARM 4.497 6/3 1B2907	87,740
FHLM ARM 4.307 5/3 847408	62,612
FHLM ARM 43564 2/3 1G0068	64,447
FHLM ARM 4.401 2/3 1G0103	64,580
FHLM ARM 4.37 3/35 1G0125	45,303
FHLM ARM 4.444 3/3 1G0133	23,438
FHLM ARM 4.504 3/3 1G0145	44,592
FHLM ARM 5.034 4/3 1N0002	201,522
FHLM ARM 4.498 3/3 1L0123	234,105
FHLMC 4.125 4/2/07	503,005
FHLM ARM 5.676 4/3 789284	7,479
FHLM ARM 5.085 9/3 789806	101,506
FHR 2292 QT 6.5% 5/30	14,409
FHR 2313 C 6 5/31	192,771
FHR 1601 PL 6 10/08	390,750
FHLB 3.75% 9/28/06	130,380
FHLB 3.625% 6/20/07	2,739,244
FHLB 3.8 12/22/06	24,796
FHLB 4.25% 4/16/07	1,561,200
FHLM ARM 4.819 10/ 1B0610	6,694
FHLB 2.125% 7/07/06-04	1,212,291
FHLMC 4 8/17/07	999,180
FHLM ARM 4.441 2/3 781229	42,337
FHLM ARM 4.13 12/3 782916	36,646
FHLM ARM 4.985 8/3 782926	16,997
FHLM ARM 4.232 1/3 782988	121,466
FHLM ARM 4.434 2/3 783032	73,828
FHLM ARM 4.307 3/3 783067	39,979
FNMA 3.875% 5/15/07	278,114
FNMA 6.25% 2/01/11 SUBS	200,198
FNMA 4.75% 1/02/07 SUBS	190,196
FNMA 3.25% 8/15/08	117,167
FNMA 4% 9/02/08 SUBS	466,553
FNMA 3.375% 12/15/08	863,955
FNMA 2.81% 9/28/06-05	148,972
FNR 99-10 MZ 6.5 9/38	354,062

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
FNMA 6.50 1/16 #253633	91,163
FNMA 5.50% 11/22 #254543	35,904
FNMA ARM 4.25 2/35 255658	21,908
FNMA 5.50% 4/25 #255711	158,425
FNMA 7.00 6/17 #545725	151,357
FNMA 7.00 12/17 #555532	236,049
FNMA ARM 4.305 8/3 555696	52,443
FNMA 5.50% 11/23 #555867	396,763
FNMA ARM 4.428 7/3 555923	176,530
FNMA 7.00 2/16 #619196	32,106
FNMA 6.50 3/17 #637071	179,271
FNMA ARM 4.710 10/ 648938	7,522
FNMA ARM 4.986 11/ 668236	19,011
FNMA ARM 4.732 10/ 668509	4,338
FNMA ARM 4.925 12/ 677026	3,573
FNR 02-18 PE 5.5 6/16	582,475
FNR 01-52 XM 6.5 11/10	140,467
FNR 03-83 TH 4.5% 11/16	234,862
FHR 2590 NT 5% 4/16	225,730
FHR 2626 NA 5 6/23	235,952
FHR 2728 NE 4.5 7/17	281,504
FHR 2763 PD 4.5 12/17	369,337
FHR 2885 PC 4.5 3/18	235,736
FNMA ARM 3.828 4/3 688969	80,375
FNMA ARM 4.646 1/3 689554	19,240
FNMA ARM 4.708 2/3 693344	5,602
FNMA ARM 4.318 3/3 694530	14,400
FNMA 15YR 7.00% 1/21 #TBA	9,459
FNMA ARM 4.292 3/3 701296	30,596
FNMA ARM 3.984 5/3 703915	14,785
FNMA ARM 4.079 4/3 708221	8,431
FNMA ARM 4.351 6/3 720921	10,506
FNMA ARM 3.878 6/3 723633	100,495
FNMA ARM 3.836 6/3 723760	13,559
FNMA ARM 4.479 4/3 725361	39,767
FNMA ARM 3.765 7/3 725834	102,981
FNMA ARM 4.862 9/3 725855	36,149
FNMA ARM 4.832 8/3 725858	25,995
FNMA ARM 4.409 10/ 725968	147,589
FNMA 4.00 9/18 #734729	384,961
FNMA ARM 5.229 8/3 735030	36,542
FNMA ARM 4.20 1/35 735162	88,212
FNMA ARM 4.115 2/3 735343	19,646
FNMA ARM 4.162 2/3 735345	39,811
FNMA ARM 4.587 2/3 735355	234,139
FNMA ARM 4.493 8/3 735360	74,697
FNMA ARM 4.357 1/3 735364	20,372
FNMA ARM 4.53 3/35 735448	68,163
FNMA ARM 3.463 4/3 735478	56,233
FNMA ARM 4.319 5/3 735538	32,638

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
FNMA ARM 4.177 3/3 735545	121,617
FNMA ARM 4.815 12/ 735602	38,357
FNMA 6.50% 3/35 #735723	402,651
FNMA ARM 4.423 5/3 745049	240,497
FNMA ARM 3.753 10/ 746320	17,237
FNMA ARM 4.055 10/ 749296	25,654
FNMA ARM 4.358 10/ 754672	12,707
FNMA ARM 3.752 10/ 755148	29,189
FNMA ARM 4.294 1/3 759264	29,088
FNMA ARM 3.750 1/3 761058	31,468
FNMA ARM 3.826 10/ 763199	275,770
FNMA ARM 4.250 1/3 765659	37,518
FNMA ARM 4.25 2/34 765660	24,591
FNMA ARM 4.232 3/3 766457	16,465
FNMA ARM 4.057 5/3 768224	10,974
FNMA ARM 4.368 2/3 769940	58,013
FNMA ARM 4.021 12/ 773212	19,300
FNMA ARM 3.83 1/35 773220	18,952
FNMA ARM 3.98 1/35 773221	37,517
FNMA ARM 4.00 1/35 773225	18,705
FNMA ARM 4.12 2/35 773243	38,590
FNMA ARM 4.128 2/3 773255	75,952
FNMA ARM 4.455 3/3 773281	44,790
FNMA ARM 4.305 7/3 776389	15,009
FNMA ARM 3.939 10/ 781549	35,350
FNMA ARM 3.987 12/ 781575	40,431
FNMA ARM 3.786 12/ 781576	18,693
FNMA ARM 3.975 11/ 781809	45,966
FNMA ARM 4.025 1/3 781871	37,299
FNMA ARM 3.791 6/3 783545	101,278
FNMA ARM 4.351 1/3 783580	22,145
FNMA ARM 4.499 3/3 783587	67,733
FNMA ARM 4.4 2/35 #783588	42,111
FNMA ARM 4.544 7/3 786380	29,610
FNMA ARM 4.607 8/3 790203	34,094
FNMA ARM 5.019 9/3 790458	32,244
FNMA ARM 4.658 9/3 790618	18,743
FNMA ARM 4.748 7/3 793028	67,284
FNMA ARM 4.339 9/3 794241	31,027
FNMA ARM 4.364 9/3 794242	91,042
FNMA ARM 4.356 9/3 794406	223,376
FNMA ARM 4.549 8/3 796985	169,119
FNMA ARM 3.737 1/3 797416	36,512
FNMA ARM 4.202 1/3 797418	42,526
FNMA ARM 4.67 11/3 799727	79,599
FNMA ARM 4.825 12/ 800297	59,864
FNMA ARM 4.845 12/ 800335	19,310
FNMA ARM 4.571 9/3 801337	99,602
FNMA ARM 5.05 7/34 801635	14,512
FNMA ARM 4.324 12/ 802660	21,340

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
FNMA ARM 4.037 12/ 802854	18,328
FNMA ARM 4.23 11/3 803591	14,938
FNMA ARM 4.484 10/ 803592	127,832
FNMA ARM 4.029 1/3 806167	20,447
FNMA ARM 4.127 1/3 806519	37,089
FNMA ARM 4.105 1/3 806520	35,954
FNMA ARM 4.072 12/ 806640	40,890
FNMA ARM 4.048 1/3 806711	18,976
FNMA ARM 4.17 11/3 806720	34,501
FNMA ARM 4.118 1/3 807221	43,269
FNMA ARM 3.913 12/ 809113	20,151
FNMA ARM 5.029 2/3 809463	13,829
FNMA ARM 4.742 3/3 809822	41,722
FNMA ARM 4.625 2/3 809931	76,801
FNMA ARM 4.145 2/3 810415	58,330
FNMA ARM 4.57 2/35 811803	18,292
FNMA ARM 4.052 2/3 812091	19,675
FNMA ARM 4.118 2/3 813114	19,556
FNMA ARM 4.151 1/3 813170	80,531
FNMA ARM 4.694 11/ 813184	81,651
FNMA ARM 4.197 1/3 813200	38,051
FNMA ARM 4.269 10/ 813564	56,307
FNMA ARM 4.017 12/ 813565	154,007
FNMA ARM 4.144 1/3 813569	63,673
FNMA ARM 3.87 1/35 813713	41,852
FNMA ARM 3.84 1/35 813714	61,012
FNMA ARM 4.023 2/3 813737	20,228
FNMA ARM 4.559 1/3 813842	60,305
FNMA ARM 4.508 1/3 813848	34,897
FNMA ARM 4.790 1/3 815323	81,886
FNMA ARM 4.293 3/3 815586	21,066
FNMA ARM 4.653 3/3 816322	13,219
FNMA ARM 4.573 2/3 816591	155,986
FNMA ARM 4.639 2/3 816599	16,176
FNMA ARM 4.349 2/3 818857	17,884
FNMA ARM 4.372 4/3 820407	20,050
FNMA ARM 4.725 3/3 820598	208,697
FNMA ARM 4.302 1/3 827592	37,284
FNMA ARM 5.8170 5/ 827781	173,133
FNMA ARM 5.208 5/3 827783	584,654
FNMA ARM 4.409 5/3 829985	70,371
FNMA ARM 5.203 6/3 830605	134,082
FNMA ARM 4.555 7/3 832099	89,034
FNMA ARM 5.344 7/3 834917	18,000
FNMA ARM 5.101 7/3 841837	96,584
FIFTH THIRD MED 3.375 8/1	166,966
FITAT 04-A A3 3.19 2/08	143,778
FIRST UNION 6.375 1/15/09	166,254
FULB 97-C2 A3 6.65 11/29	103,773
FLEET FIN 6.375 5/15/08	41,626

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
FLEETBSTON FIN MTN4.2 11/	303,364
FLTBOSFI 3.85% 2/15/08	203,933
FORDO 03-B B1 2.85% 10/07	188,009
FORDO 05-A A3 3.48% 11/08	291,727
FORDO 2005-A B 3.88 1/10	73,160
FORDO 05-C A3 4.3 8/09	342,155
FORDO 05-C A4 4.36 6/10	187,737
FRNK 05-1 A3 4.91% 4/10	115,684
FHLT 04-1 M4 1ML+95 2/34	50,343
FHLT 04-1 M5 1ML+110 2/34	50,409
FUJI FIN 8.625 4/15/ 144A	344,588
GECMC 02-2A A2 4.97% 8/36	415,548
GECMC 02-3A X2 CSTR 12/37	70,151
GEBL 03-1 A 1ML+43 4/31	162,912
GGPMP01-C1A A2 5.007 11/	159,018
GMACC 03-C3 X2 CSTR 12/38	68,645
GMACC 97-C1 A3 6.869 7/29	86,083
GMACC 97-C2 A3 6.566 4/29	115,273
GMACC 99-C1 A2 6.175 5/33	387,171
GMACC 04-C2 A2 CSTR 8/38	118,839
GMACC 2004-C3 A3 CSTR 12/	316,213
GMACC 04-C3 X2 CSTR 12/41	46,473
GMACC 05-C1 A2 CSTR 5/43	186,374
GMACC 05-C1 X2 CSTR 5/43	67,662
GMACC 2002-C1 A1 5.785 11	423,449
GSMS 98-GLII A2 6.562 4/3	191,607
GSMS 01-LIBA A2 6.615 2/1	311,322
GSMS 01-LIBA C 6.733 2/16	101,888
GSMS 03-C1 A2A 3.59% 1/40	220,273
GSMS 04-C1 A1 3.659 10/28	271,972
GSMS 05-GG4 XP CSTR 7/39	191,791
GSALT 05-1 A3 4.45 5/10	253,644
GSALT 05-1 B 4.62 11/13	39,869
GECMC 04-C1 X2 CSTR 11/38	64,907
GECMC 04-C3 A2 4.433 7/39	493,078
GE CAP CP MTN 7.5 6/15/09	324,475
GE CAP GLBL 3.5% 8/15/07	134,065
GEN ELEC CAP CRP4.125 3/	1,132,918
GOLDMAN SACHS 4.5 6/15/10	763,818
GNR 02-35 C CSTR 10/23	41,329
GNR 03-36 C 4.2545 2/31	184,007
GNR 03-64 B 4.528% 4/32	320,167
GPMH 01-1 IA 1ML+34 4/32	100,075
GCCFC 03-C1 A2 3.285 7/35	256,748
GCCFC 03-C1 XP CSTR 7/35	104,624
GCCFC 03-C2 XP CSTR 1/36	110,317
GCCFC 04-GG1 A4 4.755 6/3	247,544
GCCFC 05-GG3 A2 CSTR 8/42	175,922
GCCFC 05-GG3 XP CSTR 8/42	249,673
GCCFC 05-GG5 CSTR 4/37	205,595

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
HBOS PLC MTN 3.75 9/ 144A	240,804
HBOS PLC 3.625 7/23/ 144A	379,267
HSBC FINANCE CO 5.25 1/14	110,570
HSBC FIN MTN4.125 3/11/08	179,111
HANCOCK JHN GLB 3.75 9/30	196,110
HANCOCK JOHN GLB 3.5 1/30	302,126
HEINZ CO 6.428 12/01 144A	196,199
HAROT 05-2 A3 3.93 1/09	148,512
HMPT 99-HMTA B 7.3% 8/15	69,998
HMPT 99-HMTA D 7.97 8/15	53,628
HAT 04-1 A4 3.93 7/11	142,016
HOUSEHOLD FIN GL 6.4 6/17	268,874
HOUSEHOLD GBL 5.875 2/1/0	130,806
HOUSEHOLD FIN 4.625 1/15/	277,022
HOUSEHOLD FIN C 4.125 12/	425,556
HOUSEHOLD MTN 4.125 11/16	315,460
HOUSEHOLD INTL 5.836 2/15	471,052
HPLCC 02-1 A 5.5 1/11	353,061
HFCHC 03-1 M 1ML+63 10/32	17,723
HFCHC 03-2 M 1ML+58 9/33	28,169
HMLHC 03-HC1 M 1ML+65 2/3	34,036
HMLHC 03-HC2 1ML+60 6/03	43,445
HAT 05-1 A3 4.15% 2/10	99,035
HAT 05-2 A3 4.37 5/10	372,156
HAT 05-3 A3 4.8% 10/10	155,278
HUTCHISON WINT 7 2/1 144A	220,504
HUTCHISON WH 5.45 11 144H	405,505
HART 05-A B 4.2 2/12	137,697
HART 05-A C 4.22 2/12	24,628
IMM 04-9 M2 1ML+65 1/35	81,884
IMM 04-9 M3 1ML+70 1/35	62,187
IMM 04-9 M4 1ML+105 1/35	29,462
INTL LEASE FIN 4.625 6/02	74,535
INTL LEASE FIN 4.5 5/01/0	234,062
INTL LEASE FIN 5 4/15/10	185,962
JP MORGAN CS GLB6.75 2/1/	241,824
JPMCC 03-LN1 X2 CSTR 10/3	87,643
JPMCC 2001-C1 A2 5.464 10	434,188
JPMCC 03-CB7 X2 CSTR 1/38	88,451
JPMCC 02-C3 X2 CSTR 7/35	38,479
JPMCC 04-C1 X2 CSTR 1/38	20,877
JPMCC 04-CB8 X2 CSTR 1/39	28,378
JPMCC 04-CB9 A2 CSTR 6/41	295,857
JPMCC 04-CBX X2 CSTR 1/37	140,217
JPMCC 05-LDP2 A2 4.475 7/	186,830
JPMCC 05-LDP4 A1 CSTR 10/	316,627
JPMCC 05-LDP4 X2 CSTR 10/	159,807
JPMCC 05-LDP5 A1 5.035 12	292,214
KOREA DEV BANK 3.875 3/02	200,971
LBCMT 98-C4 A1B 6.21 10/3	351,443

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
LBUBS 01-WM X CSTR 7/16	43,339
LBUBS 00-C3 A2 7.95 1/10	270,577
LBUBS 00-C5 A2 6.51 12/26	127,534
LBUBS 04-C2 XCP1.4108 3/	58,602
LBUBS 01-C2 A2 6.653 11/2	91,164
LBUBS 01-C3 A1 6.058 6/20	330,634
LBUBS 04-C6 A2 4.187 8/29	175,502
LBUBS 02-C7 XCP1.1897 1/	59,962
LBUBS 04-C6 XCP CSTR 8/36	53,091
LBUBS 03-C1 XCP CSTR 12/3	35,916
LBUBS 03-C3 A2 3.086 5/27	192,340
LBUBS 03-C3 XCP CSTR 3/37	31,336
LBUBS 03-C5 A2 3.478 7/27	869,291
LBUBS 04-C8 XCP CSTR 12/3	31,796
LBUBS 04-C1 XCP1.0542	62,482
LBUBS 05-C5 XCP CSTR 9/40	199,628
LBUBS 05-C7 XCP CSTR 11/4	125,869
LEGG MASON 6.75 7/02/08	155,819
LBFRC 03-LLFA C 1ML+70 12	90,320
LOUIS DREYFUS 6.875 12/01	108,977
MARSHALL &ILSLEY 3.8 2/8/	214,187
MARSHALL & ILSLEY 4.5 8/2	509,058
MILT 05-1 A3 4.83 9/09	360,464
MILT 05-1 B 5.02 7/12	280,476
MBNAS 05-B4 B4 4.9% 3/11	365,649
MSSTR 04-1 1A1 CSTR 8/17	166,297
MANUFTRS & TRDR 3.85 4/01	394,634
MVCOT 05-2 A 4.6% 10/27	184,189
MARM 04-11 1A4 1ML+49 11/	40,931
MARM 04-11 2A2 1ML+44 11/	33,576
MLCC 03-E XA1 CSTR 10/28	10,815
MLCC 03-G XA1 1% 1/29	9,525
MLCC 03-H XA1 1% 1/29	9,604
MMLT 04-1 M1 1ML+50 7/34	50,047
MERRILL LYNCH 4.25 9/14/0	365,850
MERRILL LYN MTN 4.831 10/	432,821
MERRILL LYNCH 6.56 12/16/	103,358
MLMT 02-MW1 XP CSTR 7/34	32,306
MLMT 04-MKB1 A2 4.353 2/4	909,576
MLMT 04-BPC1 XP CSTR 9/41	148,721
MLMT 05-GGP1 A 4.099 11/1	508,600
MLMT 05-GGP1 B 4.146 11/1	83,825
MLMT 05-GGP1 C 4.208 11/1	69,112
MLMT 05-GGP1 D 4.291 11/1	24,721
MLMT 05-GGP1 E 4.33 11/10	29,671
MLMT 05-GGP1 F 4.35 11/10	39,541
MLMT 05-GGP1 G 4.374 11/1	29,643
MLMT 05-MKB2 XP CSTR 9/42	13,845
MLMT 05-MCP1 A2 4.556 6/4	285,005
MLMT 05-MCP1 XP CSTR 6/43	62,198

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
MLMT 05-LC1 A1 5.017 1/44	145,966
MET LIFE GBL 4.25 7/ 144A	459,363
MONUMENT GLOBAL 3.85 3/03	545,115
MORGAN JP MTN A 6 1/15/09	110,696
MORGAN JP & CO 6.25 1/15/	228,646
JPMC 99-C7 A2 6.507 10/35	45,014
JPMC 99-C8 A2 7.4% 7/31	267,236
MSTDW 3.625% 4/01/08	176,989
MSC 98-WF2 A2 6.54 7/30	121,908
MSC 98-XL2 A2 6.17 10/34	150,232
MSC 98-HF2 A2 6.48 11/30	513,258
MSC 99-WF1 A2 6.21 11/31	274,716
MSC 99-CAM1 A4 7.02 3/32	159,161
MSC 03-IQ5 A2 4.09 4/38	136,862
MSC 03-IQ5 X2 CSTR 4/38	44,702
MSC 03-IQ6 X2 .759% 12/41	62,051
MSC 04-HQ4 X2 CSTR 4/40	36,812
MSC 04-TOP13 X2 CSTR 9/45	45,245
MSC 04-HQ3 A2 4.05 1/41	140,238
MSC 05-TOP17 X2 CSTR 12/4	45,190
MSC 05-IQ9 X2 CSTR 7/56	89,366
MSC 05-HQ5 X2 CSTR 1/42	33,435
MORGAN STANLEY 3.875 1/15	172,980
MSAC 03-NC6 M1 1ML+80 6/3	95,838
MSAC 03-NC8 M1 1ML+70 9/3	76,021
MORGAN STANLEY 4% 1/15/10	495,090
MORGAN STANLEY 5.05 1/21/	252,529
MCFI 98-MC2 A2 6.423 6/30	391,255
NCSLT 04-2 AIO 9.75 10/14	116,946
NCSLT 05-1 AIO 6.75% 12/0	23,964
NCSLT 05-2 AIO 7.73 3/12	47,206
NCSLT 04-GT1 IO1 CSTR 6/1	72,087
NCSLT 05-3W AIO1 4.8 7/12	105,092
NATL RURAL MTN 3.24 7/22/	217,704
NAT-RURAL GLBL 5.75 8/28/	125,570
NATIONS BANKCORP 6.375 2/	200,224
NLFC 99-1 C 6.571 1/31	146,691
NLFC 99-2 A1C 7.03 6/31	111,187
NAVOT 04-B A3 3.13 5/09	141,921
NAVOT 05-A A4 4.43 1/14	143,086
NY LIFE GLBL MTN 3.875 1/	88,988
NALT 03-A A3B 2.57% 6/09	124,234
NALT 04-A A3 2.9 8/07	282,756
NALT 04-A A4B 3.18 6/10	73,534
NALT 05-A A3 4.70% 10/08	400,098
NAROT 04-C A3 2.85% 10/07	64,395
NAROT 05-A A4 3.82 7/10	151,902
NEF 05-1 A5 4.74 10/45	216,925
NHEL 04-1 M1 1ML+45 6/34	50,087
ONYX 03-C A4 2.66 5/10	445,343

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
ONYX 05-A A3 3.69% 5/09	108,744
ONYX 05-B A4 4.34% 5/12	118,318
PECO ENERGY 3.5% 5/01/08	389,337
PNCFUND 6.875% 7/15/07	132,506
PNC FUNDING 4.2 3/10/08	119,773
PSI ENERGY 6.65 6/15/06	90,999
PPSI 04-WCW1 M1 1ML+63 9/	80,743
PETRO EXP4.623 6/15 144A	188,519
PETRO EXP4.633 6/15 144A	114,104
POPULAR NA MTN 4.25 4/01/	143,758
POPULAR NA 3.875 10/01/08	468,528
PRICOA GLBL FDG 3.9 12/15	321,237
PRIME PROP FNDG 5.6 6/15/	142,353
PRINC LIFE 2.8 6/26/ 144A	543,526
PRUDENTIAL FIN 4.104 11/1	164,782
PMNT 05-2 B2 5.1 11/12	271,041
RABOBANK CII 5.26/VR 144A	302,213
REED ELSEVIER C 6.125 8/0	242,379
RAMP03-SL1 A31 7.125 4/3	115,925
RAMP03-RZ2 A1 3.6% 4/33	66,445
RAMP04-SL2 A1I 6.5 10/16	34,727
GMACM 05-AR5 1A1 CSTR 9/3	122,644
ROYAL KPN NV YANK 8 10/01	452,891
SBC COMM GLBL 6.25 3/15/1	143,621
SBC COMM GLBL 4.125 9/15/	747,993
SLM MTN 3.625 3/17/08	246,324
SLM CORP4% 1/15/09	69,410
SLM CORP 3.5% 9/30/06	403,851
SVOVM 05-A A 5.25 2/21	150,032
SAFECO CORP 6.875 7/15/07	400,961
SAFECO CORP 4.2% 2/01/08	290,357
ST PAUL COS 5.75% 3/15/07	470,210
SBM7 00-C3 A2 6.592 12/33	270,495
SBM7 00-C1 A2 7.52 12/09	303,971
SALOMONSMITH GLBL 6.5 2/1	333,262
SANTANDER 4.75 10/21 144A	601,250
SEMPRA ENERGY 7.95 3/01/1	134,997
SEMPRA ENERGY 4.621 5/17/	419,396
SEMPRA ENERGY 4.75 5/15/0	64,485
SMF 03-A AX1 .8% 10/08	22,950
SEMT 04-1 X1 .8% 2/34	6,075
SOUTHER CO CAP 5.3 2/01/0	214,569
SOUTHWEST 01-1A2 5.496 11	349,587
SOUTHWEST AIR 7.875 9/01/	149,721
SWESTERN PUB SVCS 5.125 1	292,722
SPRINT CAP GLBL 7.625 1/3	215,595
SPRINT CAP CORP6 1/15/07	114,119
STARW 99-C1A B 6.92 2/14	52,873
STRIP04-1A A 1ML+48 3/18	175,102
ARC 02-BC1 M2 1ML+110 1/3	18,668

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
SASC 04-GEL1 A 1ML+36 2/3	15,716
SASC 04-NP1 A 1ML+40 9/33	50,517
SWIFT 05-A12 B 1ML+48 6/1	294,618
TIAA 01-C1A A2 6.3% 6/21	169,864
TELECOM ITALIA 4 11/15/08	443,581
TELECOM ITALIA 4% 1/15/10	242,723
TELECOM ITALIA 4.875 10/0	119,158
TELEFONOS MEXICO 4.75 1/2	736,999
TEXTRON FINL MTN 4.125 3/	204,337
TIME WARNER COS 8.18 8/07	188,463
TRAVELERS PPTY 3.75 3/15/	295,906
TAROT 05-A A3 4.05 3/10	331,645
TAROT 05-B A3 4.28% 6/10	396,957
USAOT 05-1 A4 4.13% 11/11	211,836
US BANCORP CAP I 8.27 12/	321,639
US BANK NA 3.9% 8/15/08	511,165
US BANK NA MTN 4.4 8/15/0	292,293
USA ED MTN 5.625 4/10/07	219,008
UNION PLANTERS 5.125 6/15	115,565
USTN 3.5% 8/15/09	4,393,661
USTN 3.375% 9/15/09	8,168,877
USTN 3.625% 4/30/07	2,420,643
USTN 3.75% 5/15/08	14,905,317
USTN 3.875% 7/31/07	3,717,840
USTN 4% 8/31/07	713,771
VERIZON GLBL 7.25 12/1/10	431,012
VERIZON WRLSS 5.375 12/15	261,478
VERIZON NEW YOR 6.875 4/0	519,213
VAELEC 5.75% 3/31/06	635,498
VWALT 04-A A3 2.84 7/07	327,217
VWALT 05-A A3 3.82% 5/08	257,690
WESTO 04-3 A4 3.93% 2/12	352,883
WESTO 04-4 A4 3.44% 5/12	316,639
WESTO 05-1 A3 3.59% 10/09	429,388
WAOT 05-B A3 4.79% 4/10	230,667
WBCMT 05-C22 A1 4.98 12/4	205,849
WBCMT 03-C6 A2 4.498 8/35	226,722
WBCMT 03-C7 A1 4.241 10/3	304,265
WBCMT 03-C8 XP CSTR 11/35	30,402
WBCMT 03-C9 XP CSTR 12/35	23,425
WBCMT 04-C10 XP CSTR 2/41	28,885
WBCMT 04-C14 A2 4.368 8/4	352,103
WBCMT 05-C18 XP CSTR 4/42	54,745
WBCMT 2004-C15 A2 4.039 1	344,015
WBCMT 04-C15 XP CSTR 10/4	219,347
WBCMT 05-C16 A2 4.38 10/4	244,915
WACHOVIA 6.15 3/15/09	469,440
WACHOVIA CORP3.5 8/15/08	161,617
WASH MUTUAL 4.375 1/15/08	483,951
WASHINGTON MUTUAL 4.5 8/2	301,267

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
WAMMS 03-MS9 2A1 7.5 12/3	35,237
WAMMS 04-RA2 2A 7% 7/33	49,684
WELLS FARGO & CO 4 9/10/1	124,252
WELLS FARGO GLBL 4.125 3/	783,196
WFMBS 03-14 1A1 4.75 12/1	211,439
WFMBS 05-AR4 2A2 CSTR 4/3	525,484
WFMBS 5-AR9 2A1 CSTR 5/35	377,177
WFMBS 05-AR12 2A6 CSTR 7/	284,073
WESTO 05-3 A4 4.39 5/13	212,519
WESTO 05-3 B 4.50 5/13	83,811
WESTO 05-3 C 4.54 5/13	108,861
WALT 04-1 A3 2.96% 6/08	315,184
WOART 04-A A4 3.96% 7/11	265,481
Cash	1,035,599

162,650,335

Wrapper Contracts:
AIG Financial Products Corp
4.36% contract, maturity date: evergreen
ACT / 252460	279,181
CDC Financial Products
4.36% contract, maturity date: evergreen
ACT / 1072-01	278,459
Chase Manhattan Bank
4.35% contract, maturity date: evergreen
ACT / 431253	281,551
Rabobank Nederland
4.36% contract, maturity date: evergreen
ACT / RYD020001	279,163
State Street Bank and Trust Company
4.36% contract, maturity date: evergreen
ACT / 104008	281,159

1,399,513

Investment contracts at contract value	164,049,848

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Fair
Value
MUTUAL FUNDS:
Fidelity Equity-Income Fund*	65,413,367
Putnam Voyager Fund A	68,712,913
Fidelity Contrafund*	82,649,511
Fidelity Diversified International Fund*	55,555,877
Fidelity U.S. Bond Index Fund*	17,629,631
Spartan U.S. Equity Index Fund	20,386,868
Fidelity Growth Company Fund*	43,074,833
UAM: Rice, Hall, James Small Cap Porfolio	15,966,804
Fidelity Freedom Income Fund*	5,346,930
Fidelity Freedom Fund 2010*	12,363,724
Fidelity Freedom Fund 2020*	15,902,383
Fidelity Freedom Fund 2030*	12,059,273
Fidelity Freedom Fund 2040*	4,793,179
Spartan Extended Market Index	1,660,677
OSIC LAU/R Discovery Institution	4,307,652

425,823,622

Ryder System, Inc. Common Stock Fund* (2,035,212 shares and $760,463 cash)	84,231,729
Participant Loans (interest rates ranging from 4% to 10%)*	27,325,149

$702,185,491

* Represents a Party-In-Interest

SCHEDULE II
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

NO REPORTABLE TRANSACTIONS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Pubic Accounting Firm